August 24, 2012

Dear Shareholders,

On behalf of the Board of Directors, I am pleased to provide you with an overview of Amarc's activities over the past year in preparation for the upcoming Annual General Meeting (AGM) on Thursday, September 27th, 2012. Please find enclosed proxy materials containing information that will be addressed at the AGM, along with a description of the Company, its Directors, and other related matters.

Should you have any questions concerning the proxy materials provided, please contact our Investor Relations department at 604-684-6365, toll-free at 1-800-667-2114 or by email at info@hdimining.com. You can also visit the Company website at www.amarcresources.com.

Over the last twelve months Amarc has undertaken ambitious exploration programs at its 100% owned properties. Continuing our focus of making the next major precious metals discovery in British Columbia, Amarc’s exploration efforts have been concentrated at the Newton gold discovery where an initial resource estimate is being prepared, at the Galileo property that consists of a very extensive exploration land package, adjacent to New Gold's expanding Blackwater gold-silver project, which is being readied for drill testing, and at the new Silver Vista silver-copper acquisition where crews are currently in the field assessing the project.

Despite the very challenging equity financing and bear market conditions that are impacting many junior explorers, Amarc remains well-funded with approximately $10 million on hand. The Company’s strong financial position is the result of a successful $16.34 million financing closed in March of this year. Amarc’s management team and the Company’s assets were well received by a number of pre-eminent institutions, which resulted in the financing being significantly oversubscribed. With a strong cash position and portfolio of mineral assets, Amarc’s management has laid a strong foundation for future growth and creation of shareholder value.

Although there has been no slowdown in our exploration programs, and we remain one of the most active exploration companies among our peer group, given the market conditions Amarc’s management is taking a prudent approach to monitoring and adapting our strategies and expenditures were necessary, and evaluating and taking advantage of new opportunities as they arise. Reflecting this position a number of potential strategies are under consideration for both the Newton and Galileo properties. The combination of a strong treasury and our commitment to review and assess new opportunities has enabled Amarc to recently complete the successful acquisition of the Silver Vista property, which we believe can bring very significant value to the Company.

A portion of the proceeds from the March financing was spent at Newton where we have completed 16,000 meters in 45 diamond drill holes since late September, 2011. This drilling was designed to delineate the grade and continuity of gold mineralization under shallow cover outward from the discovery zone. The Company has developed a large gold resource of moderate grade, which remains open to expansion. Given rising gold prices, the excellent infrastructure, and expansion potential of the resource the future opportunities for the Newton deposit are significant. The age and geological characteristics of the gold mineralization demonstrate striking similarities to the mineralization at New Gold’s Blackwater deposit located approximately 175 kilometers to the north.

Amarc has also advanced exploration at the highly prospective Galileo project, which lies adjacent to New Gold's Blackwater gold-silver development. Field evaluation this year of five extensive, sulphide mineralized systems, defined in late 2011 by Induced Polarization ground geophysical surveys, has prioritized targets for drill testing. These targets have the potential to host epithermal gold-silver and porphyry gold-copper-type deposits. In addition, recent airborne magnetic geophysics surveying over new mineral claims added to the Galileo property have identified further promising deposit-scale targets for on the ground follow up. Our crews are currently in the field evaluating these targets.

In late July, we were very pleased to complete the acquisition of the Silver Vista property, which we believe has significant potential to host an important, bulk tonnage-style silver-copper deposit. Limited historical drilling has intersected broad intervals of silver-copper mineralization at one end of a strong and extensive silver-in-soils geochemical anomaly. Nine of 14 historical drill holes intercepted significant intervals of disseminated silver and copper mineralisation hosted by sedimentary rocks, including: 36.6 metres at 32.3 g/t silver and 0.50% copper, including 3.5 metres at 163.9 g/t silver and 3.03% copper, and 45.5 metres at 45.4 g/t silver and 0.06% copper. In addition the company also staked approximately 420 square kilometres of mineral claims in the region of Silver Vista to cover prospective host rocks and anomalies for this type of deposit.

Immediately upon acquiring the Silver Vista property, an expert technical team was deployed to site. A comprehensive surface program is well underway to determine the full extent and geometry of the silver-copper mineralization at Silver Vista. Data from the field program is now being received, and our experienced technical team is evaluating the results and outlining targets for drill permitting and upon receipt drill evaluation.

At Amarc, we are committed to working collaboratively with our stakeholders, who in addition to shareholders, are employees, regional communities and First Nations and the different branches of the provincial and federal governments to achieve the responsible development of our projects, while contributing to the sustainable development of the communities in which we work. All of our programs are carefully planned to respect local priorities and concerns, and limit impacts on the environment while optimizing the opportunities for meaningful, respectful and rewarding participation.

As a fellow shareholder, I am excited about our planned exploration programs in central British Columbia and believe that our focused initiatives have the potential to deliver substantial growth and value to the Company. Moreover, I would like to thank you, our valued shareholders, for your support over the last year.

I encourage you to attend Amarc’s upcoming AGM, to be held on September 27th, 2012 at 2 p.m. at the Hunter Dickinson Inc. offices, which will provide us with an opportunity to discuss the work that Amarc has completed over the past year and share details of our plans moving forward. I hope that you can join us and look forward to speaking further with you then. If you are unable to attend, please take the time to complete and return your proxy.

Yours truly,

/s/ Ron Thiessen
Ron Thiessen
President and CEO